Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-05629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

August 15, 2025

Voya Investment Management

Client Talking Points

VY® T.Rowe Price Growth Equity Portfolio

Voya Investment Management has announced the following changes:

Reorganization	November 21,	VY® T. Rowe Price Growth	Voya Large Cap Growth
	2025	Equity Portfolio	Portfolio

The Board of Directors (the “Board”) of VY® T. Rowe Price Growth Equity Portfolio (“TRP Growth Equity Portfolio”) and Voya Large Cap Growth Portfolio (“Large Cap Growth Portfolio” and together with TRP Growth Equity, the “Portfolios”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of TRP Growth Equity Portfolio is required before the Merger may take place.

▪What is happening?

oOn May 15, 2025, the Board approved a proposal to merge TRP Growth Equity Portfolio with and into Large Cap Growth Portfolio.

oShareholders of TRP Growth Equity Portfolio will be sent a combined proxy statement and prospectus on or about August 29, 2025.

oA shareholder meeting will be held on or about October 14, 2025.

oShareholders of TRP Growth Equity Portfolio will become shareholders of Large Cap Growth

Portfolio as of the close of business on or about November 21, 2025.

oT. Rowe Price Associates, Inc. (“T. Rowe Price”) serves as the sub-adviser to TRP Growth Equity Portfolio, and Voya Investment Management Co. LLC (“Voya IM”) serves as the sub-adviser to

Large Cap Growth Portfolio.

oA supplement to the prospectus for TRP Growth Equity Portfolio was filed on June 10, 2025, to notify TRP Growth Equity Portfolio’s shareholders of the changes.

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Client Talking Points

oIf the Reorganization is approved by shareholders of TRP Growth Equity Portfolio, T. Rowe Price will be added as an additional sub-adviser to Large Cap Growth Portfolio, effective on or about October 27, 2025, for the purpose of managing and pursuing liquidity opportunities for certain private securities that Large Cap Growth Portfolio will acquire from TRP Growth Equity Portfolio in the Reorganization.

▪Why is the Merger proposed?

Voya Investments, LLC (the “Investment Adviser”) proposed the Merger primarily to:

oAddress underperformance of TRP Growth Equity Portfolio; o Enhance operational efficiencies;

o Reduce the complexity of the Voya funds platform;

o Provide shareholders of TRP Growth Equity Portfolio an immediate benefit through a lower management fee, and lower gross and net annual operating expenses; and

o In the view of the Investment Adviser, provide a potential benefit to TRP Growth Equity Portfolio shareholders of a product better poised to achieve and maintain scale over the long term.

▪How do the Investment Objectives compare?

	TRP Growth Equity Portfolio	Large Cap Growth Portfolio
Investment	The Portfolio seeks long-term growth through	The Portfolio seeks long-term capital growth.
Objective	investments in stocks.

▪What is the experience of the Voya Investment Management Co. LLC Team?

Large Cap Growth Portfolio is managed by the Voya IM Team of Kristy Finnegan and Leigh Todd.

Kristy Finnegan, CFA Portfolio Manager

Ms. Finnegan, Portfolio Manager of Voya IM’s large cap growth and mid cap growth strategies, joined Voya IM in 2001. Previously, she served as a portfolio manager and analyst for Voya IM’s large cap value strategies. Prior to that, Ms. Finnegan was an investment banking analyst at SunTrust Equitable Securities where she focused on deals primarily in the education and health care sectors.

Leigh Todd, CFA Portfolio Manager

Ms. Todd, Portfolio Manager of Voya IM's large cap growth and mid cap growth strategies, joined Voya IM in 2021. Prior to that, she served as a portfolio manager and senior research analyst at Mellon and was a portfolio manager at State Street Global Advisors.

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▪What is the experience of the T. Rowe Price Associates, Inc. Team?

TRP Growth Equity Portfolio is managed by James Stillwagon. If the Reorganization is approved, and T. Rowe Price is added as an additional sub-adviser to Large Cap Growth Portfolio, Mr. Stillwagon will continue as portfolio manager for the T. Rowe Price sleeve.

James Stillwagon

Portfolio Manager

Mr. Stillwagon, Portfolio Manager in the U.S. Equity Division for T. Rowe, joined T. Rowe Price in 2017. He is the president of the US Communications and Technology Strategy, the chairman of the strategy's Investment Advisory Committee, and a vice president and an Investment Advisory Committee member of the Science & Technology Equity, US Large-Cap Core Growth Equity, US Structured Research Equity, US Tax-Efficient Multi-Cap Growth Equity, and Institutional Large-Cap Core Growth Equity Strategies. Mr. Stillwagon is also a vice president of T. Rowe Price Group, Inc.

▪How do the Annual Portfolio Operating Expenses compare?

The tables below describe the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Large Cap Growth Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2024. You may pay other fees and expenses such as fees and expenses imposed under your Variable Contract or Qualified Plan, which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Portfolios’ expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract or Qualified Plan or consult your plan administrator.

As shown in the tables below, shareholders of TRP Growth Equity Portfolio will experience a decrease in the contractual management fee rate and gross and net annual operating expenses following the Reorganization. Additionally, Class ADV shareholders of Large Cap Growth Portfolio will experience a decrease in the contractual 12b-1 fee rate and net annual operating expenses, and all Large Cap Growth Portfolio shareholders will experience a reduction in the first breakpoint in Large Cap Growth Portfolio’s advisory fee schedule following the Reorganization.

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Annual Portfolio Operating Expenses Expenses you pay each year as a % of the value of your investment				
		TRP GE Portfolio[1]	LCG Portfolio	LCG Portfolio Pro Forma Combined
Class ADV				
Management Fees	%	0.70	0.65	0.65
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	0.60	0.50
Other Expenses	%	0.09	0.06	0.06[4]
Total Annual Portfolio Operating Expenses	%	1.29	1.31	1.21
Waivers and Reimbursements	%	(0.08)[2]	(0.04)[3]	(0.04)[5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.21	1.27	1.17
Class I				
Management Fees	%	0.70	0.65	0.65
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.09	0.06	0.06[4]
Total Annual Portfolio Operating Expenses	%	0.79	0.71	0.71
Waivers and Reimbursements	%	(0.08)[2]	(0.04)[3]	(0.04)[5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.71	0.67	0.67
Class S				
Management Fees	%	0.70	0.65	0.65
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.09	0.06	0.06[4]
Total Annual Portfolio Operating Expenses	%	1.04	0.96	0.96
Waivers and Reimbursements	%	(0.08)[2]	(0.04)[3]	(0.04)[5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.96	0.92	0.92
Class S2				
Management Fees	%	0.70	0.65	0.65
Distribution and/or Shareholder Services (12b-1) Fees	%	0.40	0.40	0.40
Other Expenses	%	0.09	0.06	0.06[4]
Total Annual Portfolio Operating Expenses	%	1.19	1.11	1.11
Waivers and Reimbursements	%	(0.08)[2]	(0.04)[3]	(0.04)[5]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.11	1.07	1.07

INVESTMENT MANAGEMENT
voyainvestments.com
VOYA™

Client Talking Points

1.Other expenses do not include one-time expenses related to this Reorganization.

2.The Investment Adviser is contractually obligated to limit expenses to 1.25%, 0.75%, 1.00%, and 1.15% for Class ADV, Class I, Class S, and Class S2 shares, respectively, through May 1, 2027. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, other expenses not incurred in the ordinary course of business, expenses of any counsel or other persons or services retained by the Board who are not “interested persons,” as that term is defined in the 1940 Act, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the Investment Adviser within 36 months of the waiver or reimbursement. The amount of the recoupment is limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Any amounts previously waived or reimbursed by the Target Portfolio pursuant to this obligation are not subject to recoupment by the Investment Adviser following the Reorganization. The Investment Adviser is also contractually obligated to waive 0.039% of the management fee through May 1, 2027. Termination or modification of these obligations requires approval by the Board.

3.The Investment Adviser is contractually obligated to limit expenses to 1.27%, 0.67%, 0.92%, and 1.07% for Class ADV, Class I, Class S and Class S2 shares, respectively, through May 1, 2027. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, other expenses not incurred in the ordinary course of business, expenses of any counsel or other persons or services retained by the Board who are not “interested persons,” as that term is defined in the 1940 Act, and Acquired Fund Fees and Expenses. Termination or modification of this obligation requires approval by the Board.

4.Other Expenses are based on estimated amounts for the current fiscal year.

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5.The Investment Adviser would be contractually obligated to limit expenses to 1.17%, 0.67%, 0.92%, and 1.07% for Class ADV, Class I, Class S and Class S2 shares, respectively, through May 1, 2027. The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses, other expenses not incurred in the ordinary course of business, expenses of any counsel or other persons or services retained by the Board who are not “interested persons,” as that term is defined in the 1940 Act, and Acquired Fund Fees and Expenses. Termination or modification of this obligation requires approval by the Board.

▪How does TRP Growth Equity Portfolio’s performance compare to Large Cap Growth Portfolio’s?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in each Portfolio’s performance from year to year, and the table compares each Portfolio’s performance to the performance of a broad-based securities market index and additional indices with investment characteristics similar to those of the Portfolio for the same period. Each Portfolio’s performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar charts show the performance of each Portfolio’s Class ADV shares. Performance for other share classes would differ to the extent they have differences in their fees and expenses.

Performance shown in the bar charts and in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare a Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. A Portfolio’s past performance is no guarantee of future results.

TRP Growth Equity Portfolio- Calendar Year Total Returns (as of December 31 of each year)

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Client Talking Points

▪Average Annual Total Returns %

(for periods ended December 31, 2024)

TRP Growth Equity Portfolio- Calendar Year Total Returns

1.Effective commencing with shareholder reports filed and transmitted to shareholders after July 24, 2024, the Investment Adviser changed the primary benchmark from the S&P 500® Index to the Russell 3000® Index in accordance with changes to regulatory disclosure requirements. The Portfolio continues to use the S&P 500® Index as an additional benchmark that the Investment Adviser believes more closely reflects the Portfolio’s principal investment strategies.

2.The index returns do not reflect deductions for fees, expenses, or taxes.

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Large Cap Growth Portfolio - Calendar Year Total Returns (as of December 31 of each year)

▪Average Annual Total Returns %

(for periods ended December 31, 2024)

Voya Large Cap Growth Portfolio - Calendar Year Total Returns

2.The index returns do not reflect deductions for fees, expenses, or taxes.

3.Effective commencing with shareholder reports filed and transmitted to shareholders after July 24, 2024, the Investment Adviser changed the primary benchmark from the Russell 1000® Growth Index to the Russell 3000® Index in accordance with changes to regulatory

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Client Talking Points

disclosure requirements. The Portfolio continues to use the Russell 1000® Growth Index as an additional benchmark that the Investment Adviser believes more closely reflects the Portfolio’s principal investment strategies.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolios will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting https://individuals.voya.com/literature or calling 1-800-992-0180.

The Russell 1000® Growth Index measures the performance of the large-cap growth segment of the U.S. equity universe. It includes those Russell 1000® Index companies with higher price-to-book ratio and higher forecasted growth values.

The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies representing approximately 98% of the investable U.S. equity market.

▪Tax Considerations

The Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under Section 368 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, pursuant to this treatment, neither TRP Growth Equity Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor Large Cap Growth Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for U.S. federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Prior to the Closing Date, TRP Growth Equity Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for U.S. federal income tax purposes from this cash distribution.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy statement. For information regarding TRP Growth Equity Portfolio or Large Cap Growth Portfolio, or to receive a free copy of the Proxy Statement Prospectus, please call Voya Investment Management toll free at 1-800-262-3862 or 1-800-992- 0180, respectively. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy

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Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest.

Contents of this communication may contain information regarding past performance, market opinions, competitor data, projections, forecasts and other forward-looking statements that cannot be shared with clients, prospective clients or current investors of Voya investment products. The information presented has been obtained from sources Voya Investment Management (“VIM”) deems to be reliable, however, this data is subject to unintentional errors, omissions and changes prior to distribution without notice. This information is provided to VIM employees for internal or educational use only and cannot be used as sales or marketing material, nor can it be distributed outside of the firm. Please only use compliance-approved marketing materials with clients and prospects. These materials contain compliant sales language, appropriate risk disclosures and other relevant disclaimers that provides a sound basis for evaluating our investment products and services. This information cannot be reproduced in whole or in part in any manner without the prior permission of a VIM Compliance Officer.

Your clients should consider the investment objectives, risks, charges and expenses of Large Cap Growth Portfolio carefully before investing. For a free copy of the Large Cap Growth Portfolio prospectus, which contains this and other information, visit us at https://individuals.voya.com/product/mutual-fund/prospectuses-reports or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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